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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION                           OMB APPROVAL
                             WASHINGTON, D.C. 20549                     --------------------------------------
                                                                        OMB Number:                  3235-0360
                                  FORM N-17f-2                          Expires:                 July 31, 1994
                                                                        Estimated average burden
               Certificate of Accounting of Securities and Similar      hours per response             ...0.05
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                          Date examination completed:

811-7843                                                                        June 30, 2003
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2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:

JPMorgan Mutual Fund Select Group
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4. Address of principal executive office (number, street, city, state, zip code):

Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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September 19, 2003


To the Trustees of
JPMorgan Mutual Fund Select Group:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the JPMorgan Mutual Fund Select Group's (the "Group") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2003. Management is responsible for the Group's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Group's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Group's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2003, and with respect to agreement of security purchases and sales, for the period from April 30, 2003 through June 30, 2003:

   - Count and inspection of all securities located in the vault of the JP Morgan Chase Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245 without prior notice to management;

   - Confirmation of all securities held in book entry form at the Depository Trust Company.

   - Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Group's positions;

   - Reconciliation of all such securities to the books and records of the Group and the Custodian;

   - Agreement of selected security purchases and selected security sales or maturities since our last report from the books and records of the Group to broker statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Group's compliance with specified requirements.

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In our opinion, management's assertion that the JPMorgan Mutual Fund Select
Group was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003 with respect to securities reflected in the investment accounts of the Group is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP

September 19, 2003

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the JPMorgan Mutual Fund Select Group (the "Group"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Group's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2003, and from April 30, 2003 through June 30, 2003.

Based on this evaluation, we assert that the Group was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2003, and from April 30, 2003 through June 30, 2003, with respect to securities reflected in the investment accounts of the Group.



By:      Stephen M. Ungerman                      Date:  September 19, 2003